FREESTAR TECHNOLOGY CORPORATION
                             60 LOWER BAGGOT STREET
                                DUBLIN 2 IRELAND

                                 350 1 602 4757





                                                               December 20, 2005

VIA EDGAR  AND FAX

Ms. Tamara Tangen, CPA
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549


Re: FreeStar Technology Corporation
       File No. 0-28749
       Form 10-KSB for June 30, 2004
       Form 10-KSB/A for June 30, 2004
       Form 10-QSB for the quarters ended September 30, 2004,
       December 31, 2004 and March 31, 2005


Dear Ms. Tagen:

       This will acknowledge receipt of your letter of comment dated July 19, 2005 with regard to the above referenced filings. Our responses, which reference your comment numbers follow.

FORM 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2004

CERTAIN INDEBTEDNESS, PAGES 38 THROUGH 40

1.     COMMENT: With regard to the financing transactions described in paragraph
       (d) of this section, please summarize how you accounted for this series of transactions and the authoritative accounting literature upon which you based your accounting.

       RESPONSE: The following summarizes the Company's accounting for this series of transactions. Note that although similar entries sometimes occurred in different accounting periods, such as receipt of cash from loans and the amortization of discounts, these similar entries are combined here for simplicity of presentation.

       a.     Record receipt of cash for notes payable:

              Debit Cash                        410,000
              Prepaid financing cost            227,000
                     Credit notes payable                     637,000

       b.     Record issuance of 1,000,000  shares of stock issued to lenders(1)
              (1):

              Consulting expense                 98,000
                     Stock                                      1,000
                     Additional paid-in capital                97,000

       c.     Amortize financing fees over the life of the notes:

              Financing expense                 227,000
                     Prepaid financing cost                   227,000

       d. Record value of beneficial conversion feature of convertible notes payable (2):

              Discount on notes payable         128,082
                     Additional paid-in capital               128,082

       e.     Amortize discount on notes payable (3) (4):

              Interest expense                  128,082
              Discount on notes payable                       128,082

       f.     Interest and accumulated penalties due Lender:

              Interest expense                   18,569
                     Accrued interest                          18,569

              Penalties expense                  24,300
                     Accrued penalties                         24,300

-----------------------------
(1) FAS 123, paragraph 8 and EITF 96-18 (FMV of shares issued at the commitment date was used for valuing the compensation expense)

(2) Per EITF's 98-5 and 0027

(3) Per EITF 00-27, paragraph 19
(4) SEC Accounting Disclosure Rules and Practices Official Text, Appendix A:
Form and Content of Financial Statements , I. Balance Sheet Format and Classifications, N (2) Debt Issuance Costs
       g.) Lender foreclosed on collateral (personal shares of Company stock pledged by the Company's President):

              Notes payable                     637,000
              Accrued interest                   18,569
              Accrued penalties                  24,300

                     Due to President                         679,869

       h.    Accrue interest through March 2004 on the amount due President:

              Interest expense                   47,590
                     Accrued interest                          47,590

       i. Record effect of legal settlement with lender in which lender agreed to return all the foreclosed shares of stock:

              Due to President                  679,869
              Accrued interest                   47,590
                     Gain on legal settlement                 727,459

              Record return of 1,000,000 shares issued to lenders in legal settlement:

       j.)    Stock                               1,000
              Additional paid-in capital         97,000

                     Gain on legal settlement                  98,000

       The Company believes its policy of accounting for its debt transactions is reasonable and in accordance with U.S. generally accepted accounting principles.

FORM 10-KSB AMENDMENT NO. 1 FOR FISCAL YEAR ENDED JUNE 30, 2004.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS, PAGES 5 AND 6

2. COMMENT: We note that your primary operations are located in Finland, your principal offices are located in the Dominican Republic and your auditors are located in New York. We also note that your former auditors were located in California. Please tell us the circumstances that led you to retain these particular audit firms in their respective locations.

       RESPONSE: While Company was in its development stage with limited operations , the Company's previous auditors based in California provided the Company with the necessary audit and review services. As the Company expanded to operate in Europe, the Company's Board of Directors believed the Company needed the services of a registered public accounting firm that had closer geographic proximity to its operating segments and experience in auditing foreign operations of US registrants. Certain planned audit procedures and related fieldwork was completed by personnel of our audit firm at the Company's operating segment in Helsinki under the supervision of firm personnel in its New York, New York office. The accountant's work papers and conclusions where subsequently reviewed by a firm supervisor and partner in the New York, New York office prior to the issuance of the firm's audit report.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 9

3. COMMENT: It appears that you have classified all of your depreciation and amortization expense within selling, general and administrative expense. Tell us how your presentation complies with SAB Topic 11B and Question 17, FASB Staff Implementation Guidance on applying Statement 86.

       RESPONSE: SAB Topic 11B deals with the description of the financial statement line items which include depreciation and amortization. We believe the intent of SAB Topic 11B is to clarify the line items in which depreciation and amortization are contained. The Company's financial statements as filed do not contain adequate disclosure regarding this question, and will be changed to provide additional clarification.

       Question 17 of FASB Staff Implementation Guidance on applying Statement 86 states that the amortization of capitalized software costs relates to a software product that is marketed to others, and accordingly should be charged to cost of sales or a similar expense category. The Company has not classified the amortization of its software in cost of sales, and will make this accounting change in order to comply with Statement 86.

4. COMMENT: Separate income statement classifications based solely on the form of consideration is not appropriate (i.e., non-cash compensation). Tell us why you have not classified the non-cash compensation costs to the appropriate line items based on the function of the individual who received the benefit (i.e., cost of revenue, selling, general and administrative, etc.)

       RESPONSE: All of the Company's equity base compensation is a selling or administrative cost. The Company agrees with the comment and has presented the costs as selling, general and administrative in its most recent annual report on Form 10KSB for the year ended June 30, 2005

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY, PAGE 12

5. COMMENT: We note that during 2004 there were 4.6 million shares of common stock issued "in error." Please tell us the circumstances surrounding this transaction and how this "error" occurred. In addition, tell us whether there are any other instances of shares being issued "in error." Your response should describe how, and when, you accounted for the issuance and cancellation of any such shares, including your recording of a "shares cancellation receivable." Please identify the specific accounting literature upon which your accounting is based.

       RESPONSE: The 4,600,000 shares issued in error, or 657,143 shares post reverse-split, consist of two transactions:

       Transaction # 1: 514,286 shares (post reverse-split) were issued pursuant to sale of common stock, and the sale was never consummated. The accounting for this transaction was as follows:

       March 2004 - issue shares:
                            Debit share cancellation receivable 3,600
                            Credit common stock (3,600)

       September 2005 - write off:
                            Debit expense 3,600
                            Credit share cancellation receivable 3,600

       These shares have not yet been recovered.

       Transaction #2: 142,857 shares were issued to a service provider. This was a duplicate issuance which was unnecessary. The accounting for this transaction was as follows:

       April 2003 - issue  shares:
                            Debit expense 150,000 Credit stock (143)
                            Credit APIC (149,857)

       March 2004 - set up  receivable:
                            Debit shares cancellation receivable
                            150,000 Credit expense (150,000)

       December 2004 - cancel shares:
                            Debit stock 143 Debit APIC 149,857 Credit shares cancellation receivable (150,000)

6. COMMENT: Tell us how your certifying officers considered the impact of the issuance of common shares "in error" on the adequacy of your disclosure controls and procedures as of the end of the period covered by your periodic report for the related period(s). Similarly address the restatement you disclose in Note 5 in your December 31, 2004 Form 10-QSB.

       RESPONSE: Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that our disclosure controls and procedures need improvement and were not adequately effective as of December 31, 2004 to ensure timely reporting with the Securities and Exchange Commission. Our management is in the process of identifying deficiencies with respect to our disclosure controls and procedures and implementing corrective measures, which includes the establishment of new internal policies related to financial reporting.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 19

7. COMMENT: With regard to your revenue recognition policies we have the following comments:

       a. Within the description of your Business you describe nine types of products and services and in MD&A you describe five core payment processing products (pages 8 through 16 and page 27 of the Form 10-KSB filed on October 27, 2004, respectively.) We also note your statement that revenue is "primarily generated" from transaction fees. Please clarify which "transaction fees" you are referring to in this statement and tell us the amounts of revenue for the year ended June 30, 2004 and for the nine months ended March 31, 2005, attributable to each of the product types and services you have described;

       b. Identify the individual elements included in each type of transaction and the timing under which you provide the deliverables, incur costs and are paid by your customers, including any up-front fees you may receive. Your response should describe how your policies address all of the general criteria identified in SAB 104 and identify all authoritative literature that you have relied on in developing your revenue recognition polices, including your consideration of the applicability of SOP 97-2;

       c. Your arrangements appear to contain multiple elements. Tell us how you allocate revenue to the various elements contained in your arrangements, including the relevant accounting guidance on which your allocations are based; and,

       d. Tell us the payment terms you offer and what you believe your normal and customary payment terms are. Explain why your accounts receivable balance at December 31, 2004 is so significant relative to your second quarter sales.

       RESPONSE:

       a. In a typical transaction, a consumer uses a card to pay for goods or services from a merchant. The merchant is a client of the company; the consumer is a client of the merchant. The consumer presents his card to the merchant at the point of sale ("POS") terminal ,or enter their card details on the checkout page of the merchants web site. Once the merchants system has gathered the cardholders details an authorization request is sent to the company's processing system at Rahaxi , which is then sent to the merchants acquiring bank .The authorization is then sent back to Rahaxi by the bank .Rahaxi then sends the transaction back to the merchants terminal confirming whether the transaction , the consumers card, and the merchants request is valid . Transactions are batched and stored at Rahaxi are then forwarded onto the bank for settlement. Rahaxi charges a fee for processing the authorization request, a transaction fee.

              The nine product types mentioned in this section, along with the revenue derived from each for the twelve months ended June 30, 2004 and the nine months ended March 31, 2005, respectively, are as follows:

                                              12 months ended     9 months ended
                                               June 30, 2004      March 31, 2005
                                             ================    ===============

1.     POS Transaction Processing                  1,333,829          1,203,502
2.     Integrated ECR Processing                           0                  0
3.     EMV Processing                                      0                  0
4.     Internet Payment Gateway                            0                  0
5.     Cross Border Acquiring                              0                  0
6.     Payment Terminals                                   0                  0
7.     Private Label Processing                            0                  0
8.     Dynamic Currency Conversion                         0                  0
9.     Enhanced Transactional Secure Server                0                  0
                                             ----------------    ---------------
Total                                              1,333,826          1,203,502
                                             ================    ===============

                                              12 months ended     9 months ended
                                               June 30, 2004      March 31, 2005
                                             ================    ===============
       Core Payment Processing Products:
1.     Authorization                                       0                  0
2.     Sale of POS Solutions                               0                  0
3.     Transaction Fees - IPG                      1,333,829          1,203,502
4.     Dynamic Currency Conversion                         0                  0
5.     Private Label Cards                                 0                  0
                                             ----------------    ---------------
Total                                              1,333,829          1,203,502
                                             ================    ===============

       b. General criteria of SAB 104: 1.) Persuasive evidence of an arrangement exists 2.) Delivery has occurred or services have been rendered 3.) Seller's price to the buyer if fixed or determinable, and 4.) Collectibility is reasonably assured

              The Company has in place contracts with our client customers which provide persuasive evidence that an arrangement exists, and that the prices we charge for our services are fixed and determinable. Delivery occurs as evidenced by our transaction processing records. Lastly, collectibility is reasonably assured based upon our collection history with our customers.

              With regard to the application of SOP 97-2, "Software Revenue Recognition", the Company does not license, sell, lease, or otherwise market software; the Company uses its software to provide services, such as transaction processing, to its customers. Accordingly, SOP 97-2 does not apply.

       c. Allocation of revenue to elements: Though the Company intends to broaden our scope of service offerings in the coming quarters, at March 31, 2005 the revenue we derived was exclusively from one type of service, with one element: transaction processing. We generated revenue on a per-transaction basis, with no additional elements to the transaction.

       d. Payment terms: Due 14 days from date of invoice. The level of accounts receivable appears high in relation to sales because invoices are generally sent at the end of the month, and paid the following month; thus the quarter-end accounts receivable total always include at least an entire month's sales.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS, PAGE 20

8. COMMENT: We note that you account for capitalized software development costs in accordance with SFAS No. 86. Please clarify the nature of your "transaction processing software" and why you have accounted for these costs under SFAS No. 86 and not under SOP 98-1.

       RESPONSE: RAHAXI Transaction Processing System:

       Rahaxi's Transaction Processing System is a multi-faceted platform enabling incoming transactions from a variety of sources to be processed and switched out to banks and other related financial institutions.

       The following activities are performed at Rahaxi:

       a. Authorisation - Authorising incoming transactions from a number of sources (IPG, POS) based on criteria laid down by banks. This authorization message is sent back to the source from which it came with a positive or negative response. This can be done online (real-time) or offline.

       b. Batching - This is a task perform by the Rahaxi Back Office enabling end of day batches to be sent to the financial institution. Each batch is handled separately for each institution. A separate process deals with this. This also provides the basis for settlement which is managed by the banks.

       c. Invoicing - Rahaxi's fee is paid through this system which is a billing system enabling invoices to be sent to each merchant. This occurs each month and Rahaxi gets paid by the merchant once invoices are received.

       d. Multi-Banking Interface - Each bank has different interfaces so Rahaxi needs to manage this. This is provided for by Fujitsu Siemens software that is compatible with the core BASE 24 system.

       e. Terminal Interface - This manages the incoming transactions from POS devices at merchant sites, and also Ecommerce transactions coming from eMerchant sites over HTTP and XML protocols. BASE 24 provides the engines to handle these transactions and traffic.

       f. Routing - This is a module in BASE24 that switches the internal BASE24 messages to the acquirer interface which is handled by the Multi-banking software. It really converts standard BASE24 code into the NISO format that is compatible with the regional protocols. This is a filtering of transactions to each individual bank.

       g. Conversion Programs - Converting Incoming traffic into traffic that is compatible with the banks and regional standards.

       GLOSSARY

       Tandem - The hardware environment in which the entire Rahaxi system is situated. It consists of HP Himalaya S Series Tandem machines that operate in a NSK environment

       BASE24- Software platform that handles the core activities of transaction processing. It is used in 85% of the worlds banks. It provides the core functionality of Rahaxi and all product features of Rahaxi are managed by it.

       XML/HTTP - Internet messaging formats and protocols

       ISO8583 - Native Host protocol of Rahaxi

       SPDH - POS Device handler. Rahaxi understands this incoming protocol from terminals that are hooked up to our system.

       Acquiring Interface - External interface from Rahaxi to the banks for authorization messages

       Multi-banking interface - Settlement Interface to banks. The company has about 10 external banks connected to it.

       SFAS 86 vs. SOOP 98-1: The Company's software is marketed as part of a process, which is within the scope of the guidance supplied by SFAS No.
       86. SOP 98-1 does not apply, as the Company's software is not for internal use.

9. COMMENT: Tell us the nature and intended use of the capitalized $504,887 of software development costs that have not yet been placed into service and upon which amortization has not yet begun. Tell us when these costs were incurred, whether they relate to the ETSS or Rahaxi system software and when you intend to begin utilizing this software.

       RESPONSE: The capitalized software not yet placed in service and upon which amortization has not begun were incurred during the period ended June 30, 2004. The costs related to the Rahaxi system. $62,822 of this amount was written off during the twelve months ended June 30, 2005 as the Company determined that this portion of the software would not be used. The Company intends to begin utilizing and amortizing the balance of this software during the year ending June 30, 2006.

10.    COMMENT:  Tell us when you last performed an impairment  analysis of your
       capitalized   software  development  assets  and  provide  us  with  your analysis.

       RESPONSE: As required under generally accepted accounting principles, the Registrant periodically, but no less than annually, performs an impairment analysis of its long-lived assets, including capitalized software development costs(5). The Registrant performed such an analysis in the fourth quarter of its most fiscal year. Based upon the most recent analysis, the Registrant concluded the fair value of its capitalized software was in excess of its carrying value as of the date of the financial statements.

       A copy of the impairment analysis is provided. See Exhibit A.

       Accordingly, the Company believes its policy of evaluating its long -lived assets is reasonable and in accordance with U.S. generally accepted accounting principles.

SOFTWARE LICENSE - CUSTOMER RELATIONSHIPS AND CONTRACTS, PAGE 21

11. COMMENT: Clarify whether you are accounting for the BAS24 software license under SFAS No. 86 or SOP 98-1 and tell us the basis for your selection of such policy.

       RESPONSE: We are accounting for the BAS24 software license under SFAS No.86 because, like all the Company's capitalized software, it is marketed as part of a process, which is within the scope of the guidance supplied by SFAS No. 86. SOP 98-1 does not apply, as the Company's software is not for internal use.

------------------------------
(5) FAS 144, paragraphs 8-9 (6) APB 25, paragraphs 10-11

12. COMMENT: Tell us more about the $2 million Customer Relationships and Contracts that you included in your revised purchase price allocation. Tell us how you determined the fair value of this asset and the respective estimated useful life of ten years. Identify the parties to these relationships and contracts and tell us the general terms of these agreements, including how you considered any termination provisions. Similarly provide us with your analysis of the facts that support the assignment of an estimated useful life of ten years for the software license.

       RESPONSE: In connection with the acquisition of Rahaxi, the Company `s management performed a preliminary valuation and allocation of the assets acquired. Subsequent to the date of the acquisition of Rahaxi, the Company engaged the services of an independent third party valuation specialist to perm a valuation of the assets acquired. As a result of the valuation, which was accepted by the Company's management, the Company re-allocated the elements of the purchase price. A copy of the valuation is attached and made part of this response

13. COMMENT: We note your reference to an independent valuation here, and elsewhere in the document. We remind you that when such a reference is included in a filing in the 1933 Act environment, you must identify the party and include the required consents in accordance with section 436(b) of Regulation C. Alternatively, you may remove the references to independent valuations.

       RESPONSE: The Registrant has removed the reference to independent valuations from all future filings

14. COMMENT: Also see that additional comments related to the Rahaxi acquisition and the respective intangible assets under the heading Goodwill and Note 2. Business Acquisitions, Rahaxi Processing Oy, below.

       RESPONSE: Noted.

GOODWILL, PAGE 22

15. COMMENT: We note that during the year ended June 30, 2004 you revalued certain of the intangible assets acquired in the Rahaxi acquisition. Please provide us with the analysis that led you to record these adjustments and tell us the authoritative accounting literature that supports your revaluation.

       RESPONSE: In connection with the acquisition of Rahaxi, the Company `s management performed a preliminary valuation and allocation of the assets acquired. Subsequent to the date of the acquisition of Rahaxi, the Company engaged the services of an independent third party valuation specialist to perm a valuation of the assets acquired. As a result of the valuation, which was accepted by the Company's management, the Company re-allocated the elements of the purchase price. A copy of the valuation is attached and made part of this response

FOREIGN CURRENCY TRANSLATION ADJUSTMENT, PAGE 24

16. COMMENT: Tell us your functional currency and how your selection meets the requirements of Appendix A of SFAS No. 52.

       RESPONSE: The functional currency of both Freestar's foreign subsidiaries are their local currencies. The functional currency of ePay Latina is the Dominican Peso; the functional currency of Rahaxi Processing Oy is the Euro. The parent currency of Freestar is the U.S. Dollar. The guidance provided in SFAS No. 52 includes the statement that "An entity's functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash." This suggests that the functional currency of both Freestar's foreign subsidiaries, ePay Latina and Rahaxi Processing Oy, should be their respective local currencies. This is further supported by the following points in Appendix A of SFAS No. 52:

       As ePay Latina does not currently generate sales but serves as the Company's primary office location for executives and administrative support services, sales indicators do not apply. These are the indicators which do apply to the choice of the Dominican Peso as the functional currency of ePay Latina:

       a.     Cash flow indicators
              (1) Foreign Currency--Cash flows related to ePay Latina's individual assets and liabilities are primarily in the foreign currency and do not directly impact the parent company's cash flows.

       d.     Expense indicators
              (1) Foreign Currency--Labor, materials, and other costs for ePay Latina's products or services are primarily local costs, even though there also might be imports from other countries.

       Currently all of the Company's sales are generated by Rahaxi Processing Oy. These are the Indicators which apply to the choice of the Euro as the functional currency of Rahaxi:

       a.     Cash flow indicators
              (1) Foreign Currency--Cash flows related to the foreign entity's individual assets and liabilities are primarily in the foreign currency and do not directly impact the parent company's cash flows.

       b.     Sales price indicators
              (1) Foreign Currency--Sales prices for the foreign entity's products are not primarily responsive on a short-term basis to changes in exchange rates but are determined more by local competition or local government regulation.

       c.     Sales market indicators
              (1) Foreign Currency--There is an active local sales market for the foreign entity's products, although there also might be significant amounts of exports.

       d.     Expense indicators
              (1) Foreign Currency--Labor, materials, and other costs for the foreign entity's products or services are primarily local costs, even though there also might be imports from other countries.

Due to the factors above, the Company believes that the choices of the local currencies as the functional currencies for both ePay Latina and Rahaxi Processing Oy are appropriate.

NOTE 2 - BUSINESS ACQUISITIONS

EPAYLATINA, S.A., PAGES 26 AND 27

17. COMMENT: Tell us the circumstances surrounding the dispute over the 6,667,000 shares that were issued and later cancelled. Clarify whether the Series A preferred shares are still convertible into common stock.

       RESPONSE: Sometime on or before January 24, 2002, Centralized Escrow Systems, Inc., as trustee for certain purported shareholders of 6,667,000 Freestar shares demanded the removal of the restrictive legends from 6,667,000 shares of Freestar stock. Centralized Escrow alleged that its clients had purchased the shares for value from the predecessor entity Freedom Surf, which had been run by entirely different management team that has now consented to an enforcement action. Freestar conducted an internal investigation and was unable to verify the validity of the issuance of the shares and suspected fraud. Based on that investigation, Freestar refused to remove the restrictive legends and demanded proof of payment for the stock.

       On January 24, 2002, Centralized Escrow Systems, Inc., as trustee for those purported shareholders of 6,667,000 Freestar shares and derivatively on behalf of FreeStar Technologies and Meridian Capital Credit, Inc. filed a lawsuit in the Superior Court of the State of California, County of Orange, against Paul Egan, in his individual capacity and as president of Freestar and in his capacity as president of ePayLatina, S.A., along with SSP Solutions, Inc. and Dennis Johnston. The complaint sought the issuance of 6,667,000 shares to Centralized Escrow or its designees.

       On May 8, 2002, Superior Court Judge Kim Dunning granted Mr. Egan's demurrer with plaintiffs having 15 days leave to amend. Plaintiffs subsequently filed a first amended complaint. On June 5, 2002, Mr. Egan filed a demurrer to the first amended complaint. On July 10, 2002, Judge Dunning granted Defendant Mr. Egan's demurrer to the first amended complaint giving Plaintiffs 15 days leave to amend their defective complaint. No second amended complaint was filed.

       At the urging of Freestar's counsel, on July 23, 2002, Judge Dunning exercised her judicial discretion to dismiss this entire case with prejudice. As a result, Centralized Escrow's and Meridian Capital Credit's claims against Paul Egan, Dennis Johnston and SSP Solutions were dismissed in their entirety.

       On September 4, 2002, Centralized Escrow and Meridian Capital Credit asked Judge Dunning to reconsider her order dismissing the action against Paul Egan, Dennis Johnston and SSP Solutions. Judge Dunning denied
       Centralized Escrow's and Meridian Capital Credit's motion for reconsideration. The shares in question were subsequently cancelled in 2002 by the board at Freestar. This case has been dismissed with prejudice and does not represent a contingent liability to Freestar.

       Regarding the Series A preferred stock: These shares are still convertible into common stock, though the conversion ratio was adjusted by the 1-for-7 reverse split which was effective November 2004. Series A preferred stock which was outstanding at the time of the reverse split were convertible into 12 shares of common stock pre-reverse split, and convertible into 1.71 shares of common stock post-reverse split.

RAHAXI PROCESSING OY, PAGES 27 AND 28

18. COMMENT: With regard to the acquisition of Rahaxi Processing Oy, we have the following comments:

       a. Disclosures on page 6 of your Form 10-K suggests that while you acquired only 53% of Rahaxi on January 16, 2003, you consolidated 100% of Rahaxi as you "considered the transaction to be completed as of that date". Clarify if and when you received the additional 34% and 13% of Rahaxi shares, by identifying the dates you obtained legal title and voting rights associated with the Rahaxi shares. Tell us the basis under generally accepted accounting principles for you to determine the acquisition date is January 16, 2003 for 100% of Rahaxi. Refer to paragraph 48 of SFAS 141. Explain why you did not account for each acquired interest in Rahaxi as a step acquisition, since it appears you acquired shares of Rahaxi in a series of two or more transactions.

       RESPONSE: On September 10, 2002, the Company entered into the original agreement to acquire Rahaxi Processing Oy. On December 16, 2002, the Company entered into the first of three amendments to this original agreement. This first amendment stipulated that the Company would issue 22,000,000 shares of its common stock for 53.3% of the outstanding common stock of Rahaxi. This also gave the Company control of Rahaxi. On January 13, 2003, the Company issued these 22,000,000 shares, and acquired the agreed-upon 53.3% or Rahaxi. As stated in paragraph 48 of SFAS 141:

       "The date of acquisition (also referred to as the acquisition date) ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued."

       Since the Company had an agreement in place to acquire a controlling interest in Rahaxi upon issuing these shares, the Company used the share issuance date as the date of acquisition.

       A step acquisition generally involves remeasuring the value of a preacquisition noncontrolling equity interest to fair value at the acquisition date. Because the Company's initial investment in Rahaxi was a controlling interest we did not consider this a step acquisition.

       b. Tell us how you valued the shares issued as consideration and tell us how your methodology complies with EITF 99-12.

       RESPONSE: The Company valued the shares based upon market price at the date of the relevant amendments to the acquisition agreement which authorized the issuance of each group of shares. A schedule of the various components of the acquisition cost follows:

--------------- --------------------------------- -------------  ----------  ---------  ------------
                                                                  Adjusted
Consideration              Valuation date           # shares        Price       Price       Value
--------------- -------------------- ------------ -------------  ----------  ---------  ------------

stock            amendment # 1 date    1/13/2003   22,000,000      0.10       0.070      1,540,000
stock            amendment # 2 date    2/25/2003   23,200,000      0.12       0.084      1,948,800
stock            amendment # 3 date    6/27/2003    8,100,000      0.09       0.063        510,300
cash, net                                                                                   10,913
--------------- -------------------- ------------ -------------  ----------  ---------  ------------
Total                                                                                     4,010,013
                                                                                        ============

       For the 23,200,000 and 8,100,000 shares issued pursuant to amendments #2 and #3 respectively, the Company used the average stock price on the date of the amendment and the two days before and after the date of the amendment. This is in accordance with the guidance of EITF 99-12.

       For the 22,000,000 shares issued pursuant to amendment # 1, the Company used the closing stock price on the date of the amendment as the base price. The Company believes that using the average price for the two days before and after the date of the amendment would not have resulted in a material difference in this calculation.

       The Company discounted the base share price by 30% to compensate for the fact that these shares were not registered.

19. COMMENT: With regard to your purchase price allocation table on page 27, we have the following comments:

       a. The purchase price allocations presented on page 27 do not foot. It appears that you have included the value of the customer relationships and contracts in the wrong columns.

       RESPONSE: Purchase price table has been corrected,  attached. See Exhibit
       B.

       b. Tell us what the valuation date was for the Rahaxi assets. Since you have suggested the acquisition date for all of Rahaxi was January 16, 2003, we assume your valuation was as of that date. Explain whether you obtained valuations as of any other dates (for example, the dates you obtained respective 34% and 13% of Rahaxi shares). Also, explain whether your revised purchase price allocation (about one year following the acquisition) considers any revised amortization for that period.

       RESPONSE: The initial date for determining the aggregate value of the Rahaxi assets was the date of the acquisition agreement, or January 16, 2003. This initial valuation was a total of $3,931,443. As noted in Question 18, there were 2 amendments to the acquisition agreement. The primary purpose of these amendments was to change the form of consideration utilized in the acquisition from cash to shares of Freestar common stock. As the consideration changed, the aggregate value of the transaction also changed, though by relatively small amounts. The final value of the transaction was $4,010,013, which was determined at the date of the second and final amendment, or June 27, 2003. This final value represents an increase of $78,570 or 2% from the initial value of $3,931,443.

       c. Specifically explain the timing in which you recorded the `adjustments' to the purchase price allocation. Refer to the specific authoritative literature under generally accepted accounting principles to support your accounting. Explain why the adjustments to the purchase price allocation do not represent a correction of an error.

       RESPONSE: Please refer to our response to Comment 15.

TRANSAXIS, INC., PAGES 28 AND 29

20. COMMENT: With regard to the Transaxis transactions we have the following comments:

       a. Provide us with a chronology of when you issued shares to TransAxis and when Transaxis issued shares to you. Clarify if and when legal title to the respective shares you issued and received occurred;

       RESPONSE: Freestar never issued shares to TransAxis and TransAxis never issued shares to Freestar. The November 24, 2004 stock purchase agreement, attached as an Exhibit to Freestar's Form 10SQ for the quarter ended December 31, 2004, is between Freestar on the one hand and Don Marshall and Nautilus Management on the other.

       The Stock Purchase Agreement provides that Freestar is purchasing two assets from Mr. Marshall and Nautilus: (1) 373,382 shares of TransAxis; and (2) a "Conversion Right" that existed between Don Marshall and TransAxis.

       The 373,382 shares of TransAxis common stock were to be conveyed to Freestar under section 1.01 of the Stock Purchase Agreement. According to the terms and representations and warranties in the Stock Purchase Agreement, the 373,382 shares represented 43.5 percent of the total of 805,000 shares of TransAxis common stock outstanding. Based on the stock certificates actually received by Freestar, it appears that Sellers lost and were unable to deliver a certificate representing 22,482 shares. So, Freestar actually received only 350,900 shares of TransAxis stock, or 43.5%,

       Freestar currently owns only the 350,900 shares referenced above, plus a claim for the lost shares (22,482), and a claim for cash in the amount of $349,983.96, plus interest thereon (which claim has a conversion right associated with it.) Given what Freestar has learned about TransAxis, Mr. Egan has confirmed that Freestar has no present intention of converting that debt into equity.

       b. Explain how you accounted for the investment in Transaxis for the period during which you held approximately 43% of Transaxis common shares. Clarify if and whether you still hold shares of Transaxis and if so, how you have accounted for them for the periods presented. Explain how you accounted for the termination of the acquisition. Refer to the authoritative accounting literature that supports your accounting.

       RESPONSE: The complete accounting for all the TransAxis events is as follows:

       On the Company's balance sheet for December 31, 2003, the asset "Investment in TransAxis, Inc." is carried in the amount of $1,506,028. This amount consists of $752,000 for the 452,143 shares (post reverse-split) issued to Don Marshall and Nautilus Management; $679,028 for the 740,488 shares (post reverse-split) issued in the Brown-Simpson settlement; and $75,000 cash paid to TransAxis. The value of the shares was equal to the closing market price of the shares of common stock on the dates the shares were issued.

       During the three months ended March 31, 2004, the Company eliminated the $1,506,028 Investment in Transaxis asset with the following entries: the $75,000 cash portion was written-off to Loss on Investment, and $1,431,028 was debited to Share Cancellation Receivable ($752,000 for the 452,143 shares (post reverse-split) issued to Don Marshall and Nautilus Management and $679,028 for the 740,488 shares (post reverse-split) issued in the Brown-Simpson settlement agreement).

       During the twelve months ended June 30, 2005, the Company charged to operations the $1,431,028 which had been carried as Share Cancellation Receivable.

       c. We note your disclosures that you believe you will recover the 3.2 million shares issued under the TA Acquisition Agreement. Clarify how you have accounted for these shares at issuance and how you intend to account for them when you recover the shares. Since it appears that you have included these as a "shares cancellation receivable", explain how you determined the amount pertaining to these shares and the basis for such accounting and classification. Your response should specifically address the accounting literature upon which your accounting is based.

       RESPONSE: See above item b.

BROWN SIMPSON SETTLEMENT, PAGES 29 AND 30

21. COMMENT: We note that you issued 5,183,418 shares of common stock to Brown Simpson on December 30, 2003 and that you cancelled the related settlement agreement in June 2004. Tell us how you accounted for the initial issuance of these shares and the subsequent cancellation of the Settlement Agreement. Your disclosure indicates that "the company cancelled the Brown Simpson Settlement Agreement"; however, it is unclear whether the counterparty to the agreement also cancelled the agreement. If not, explain why you believe you will receive the shares you issued to Brown Simpson. Please clarify the basis for you to record a "share cancellation receivable", explain how you determined the amount pertaining to these shares and refer to the authoritative accounting literature that supports your accounting.

       RESPONSE: Prior to the execution of the TA Acquisition Agreement (please refer to response to comment 20), TransAxis had incurred a liability to Brown Simpson Partners I, Ltd. ("Brown Simpson") in the amount of approximately $1,400,000. During the three months ended December 31, 2003, the Company entered into a settlement agreement with Brown Simpson (the "Brown Simpson Settlement Agreement") whereby the Company would issue to Brown Simpson 740,488 shares (post reverse-split of 7 shares for 1) of the Registrant's common stock and pay the amount of $10,000 in cash in return for Brown Simpson's dismissal of all its claims against the Company. These shares were issued to Brown Simpson on December 30, 2003.

       As a result of the Company's rescinding the TransAxis, Inc. Acquisition Agreement, , in June 2004, the Company rescinded the Brown Simpson Settlement Agreement and demanded the return of the 740,488 shares of the Company's common stock. While, the Company has taken all steps necessary to obtain the shares from the Brown Simpson , the Company has fully reserved for the collection of the receivable and charged $679,028 to operations during the year ended June 30, 2005. Company's management rescinded the Acquisition Agreement, returned its TransAxis shares and terminating the acquisition.

UNIPAY, INC., PAGE 30

22. COMMENT: With regard to the transactions with Unipay, Inc., we have the following comments:

       a. Tell us when you issued the 10 million shares to Unipay shareholders, whether and when the title to the shares transferred to the Unipay shareholders and what percentage interest in Unipay you held upon the issuance of these shares.

       b. Tell us whether you continue to hold an interest in Unipay and explain how you have accounted for your investment in Unipay for the period during which you held the investment.

       c. We note your disclosures that you expect to recover the 10 million shares issued under the Unipay transaction. Clarify how you intend to account for them if you recover the shares. Clarify whether you have included these as a "shares cancellation receivable", and if so, the basis for such accounting and classification. Your response should specifically address the accounting literature upon which your accounting is based.

       RESPONSE: In May, 2004, the Company entered into an asset purchase agreement to acquire the assets of Unipay, Inc.'s Smokey Mountain payment processing division in exchange for $150,000 in cash and 1,428,571 (10,000,000 shares pre-reverse split) shares of the Company's restricted shares common stock, having a fair value of $1,000,000. Subsequent to execution of the Asset Purchase Agreement, Unipay breached its covenants under the Agreement, including prohibiting the Company's management access to the Unipay assets described in the Agreement. As a result, the Company's management rescinded the Agreement, and demanded the return of the consideration paid consisting of $25,000 in cash and 1,428,571 shares of the Company's common stock. Unipay retained the 1,428,571 shares of the Company's common stock and cash. While, the Company has taken all steps necessary to obtain the consideration from Unipay, the Company has fully reserved for the collection of the receivable and charged $1,000,000 to operations during the year ended June 30, 2005.

       At no point in time did the Registrant have control of Unipay and therefore did account for the transaction as an investment. The Company does not hold any interest in Unipay.

NOTE 9 - LINE OF CREDIT AND NOTES PAYABLE

NOTE PAYABLE SETTLEMENT AGREEMENT, PAGES 34 AND 35

23. COMMENT: Tell us what consideration the lender group received for entering into a settlement agreement with the Company in March 2004. It appears that the group was required to return the 14.4 million shares to the president of the Company; however, it is unclear what the lenders received in this settlement agreement. Please explain.

       RESPONSE: The lender group, vFinance and certain affiliates of vFinance, loaned Freestar $679,869 and held 17.4 million shares of Freestar Stock as collateral. As a result of over two year of litigation, the lender group forgave the $679,869 loan and $47,890 in interest and returned all of the stock it was holding. Freestar in turn released the lenders from Freestar's counterclaim, which included fraud claims. Othe than releasing the lender group from Freestar's counterclaims, no other consideration was paid. Freestar recognized a gain on the settlement of $727,759. That same lender group had also filed an involuntary bankruptcy case, which was promptly dismissed by the federal bankruptcy court. In the Bankruptcy Court action, the lender group paid Freestar $40,000 as a partial reimbursement for legal fees.

       Freestar's public filings state that: "On or about March 19, 2004, the parties filed a stipulation of dismissal of the case with prejudice. Under the terms of the settlement agreement, Plaintiffs, David Stefansky, Richard Rosenblum, Marc Siegel, Boat Basin Investors LCC, and Papell Holdings Ltd. returned 15.4 million Freestar shares issued to them. The parties also exchanged full mutual releases of all claims, cross-claims and counterclaims with prejudice. There are no remaining contingent liabilities related to that lawsuit." We believe this accurately describes that Freestar released its counterclaim against the lender by stating that "parties also exchanged full mutual releases of all claims, cross-claims and counterclaims with prejudice." In previous filings Freestar had disclosed that it had filed a counterclaim against the lender for fraud and other causes of action. Freestar's release of these claims was the consideration that Freestar gave up in exchange for the lender extinguishing hundreds of thousands of dollars of debt and returning a total of 14.4 million shares total of Freestar stock.

24. COMMENT: Similarly, tell us what consideration the lender group received for returning an additional 1 million shares of stock to the Company and how your accounting for the return of these shares as a gain is appropriate. Identify the relevant accounting guidance on which your accounting is based. In this regard, treasury stock transactions relate to the capital of the corporation and do not give rise to corporate profits or losses. Refer to ARB 43, Chapter 1.

       RESPONSE: The settlement agreement, in which Freestar agreed to release the lender from its counterclaims, obligated the lender to return 14.4 million shares and certain individuals affiliated with the lender to return 3 million shares they had received individually. The one million recorded in the quarter after the settlement was the result of one individual lender failing to promptly return his one million share certificate. Inexplicably, the lender failed to return the share until the quarter after he had agreed to do so.

       The gain of $727,459 was recorded by the Company to recognize the release of liability to pay the $679,869 principal and $47,590 accrued interest to vFinance. This gain was generated by the settlement of debt, not from the recovery of shares.

25. COMMENT: Please identify the authoritative accounting literature that supports your accounting for the forgiveness of amounts owed to the Company's president as a gain. In this regard, footnote 1 of APB 26 indicates that extinguishment transactions between related entities are capital transactions.

       RESPONSE: This debt initially arose pursuant to a loan from vFinance to the Company. This loan was collateralized by stock owned by the Company's President. vFinance later foreclosed on the loan and took control of the stock collateral. At that point, the Company recorded the liability as due to the Company's President for his contribution of stock, as technically the obligation to vFinance had been satisfied. The essence of the transaction, however, remained a liability from the Company to vFinance. When vFinance agreed to return the shares of stock, the effect of the transaction was to eliminate the original amount due from the Company to vFinance, and to restore the stock to the Company's President. As the actual gain was not the settlement of a debt to the Company's President but to vFinance, the Company does not consider this an extinguishment of debt between related parties.

NOTE 12 - EQUITY COMPENSATION PLANS

STOCK INCENTIVE PLANS, PAGES 36 AND 37

26. COMMENT: Please explain the basis for the six month and one month expected option lives in your Black-Scholes models for 2004 and 2003, respectively.

       RESPONSE: The Company sued expected lives of six month and one month based upon the past experience of previous option holders.

NOTES 13 - WARRANTS, PAGES 37 THROUGH 42

27. COMMENT: Tell us whether the shares underlying the warrants you have issued are registered. For each recipient who is a consultant, tell us the name of the person or entity to whom the warrants were granted, the specific nature of the services provided and period over which the services were performed. Justify the period of expense recognition for these warrants to consultants and tell us how your accounting complies with EITF 96-18.

       RESPONSE: Some of the shares underlying the issued warrants have been registered under Form S-8, and others have not been registered. Please see the attached schedule for details. All warrants were valued in accordance with FAS 123, paragraph 8. See Exhibit C for the requested information.

NOTES 14 - STOCKHOLDERS' EQUITY

COMMON STOCK, PAGES 43 THROUGH 45

28. COMMENT: For all shares you have issued that were registered under Form S-8, tell us the name of the person or entity who received the shares, the specific nature of the services rendered, and the period during which the services were, or are to be, performed. Tell us how your accounting complies with APB 25, SFAS No. 123 and/or EITF 96-18.

       RESPONSE: See Exhibit D for the requested information.

       The Company accounts for stock-based compensation under APB 25 and complies with the disclosure provisions of SFAS No. 123. Compensation for services that a corporation receives as consideration for stock issued through employee stock option, purchase, and award plans are measured by the quoted market price of the stock at the measurement date. For payments of stock made in advance of services performed, the Company charges deferred compensation, and amortizes the cost over the term of the services.

NOTE 16 - SEGMENT INFORMATION, PAGES 46 AND 47

29. COMMENT: Clarify how you have allocated segment assets and expenses in your segment presentation. It appears that the greatest portion of the Company's operating expenses have been assigned to a segment with minimal operations. For example, explain why only $55,000 of depreciation and amortization expense has been allocated to Rahaxi, since it appears the amortization of the software and customer contracts (acquired in the Rahaxi acquisition) were $378,000 and $158,000, respectively. Please explain.

       RESPONSE: The Registrant has refined its internal reporting to allocated the amortization expense for the Rahaxi segment in its financial statements for the year ended June 30, 2005 included in SEC form 10KSB

NOTE 20 - LEGAL PROCEEDINGS

SPORTINGBET PLC V. FREESTAR TECHNOLOGY CORPORATION, PAGE 50

30. COMMENT: Describe the terms of the payment guarantee and stock pledge agreement referred to in this section. Describe how you have accounted for the 7 million shares subject to this complaint.

       RESPONSE: On May 7, 2004, Sportingbet, PLC filed a complaint against the Company in the Clark County Nevada Superior Court. The complaint alleges, among other things, that the Company breached a settlement agreement and debt guarantee. Sportingbet has alleged damages in excess of $10,000, to be proven at trial. Sportingbet also sought immediate possession of 7,100,592 Company shares under a payment guarantee and stock pledge agreement.

       On June 14,2004, the Company filed an answer and counterclaim seeking damages in excess of $1,400,000 and a motion to vacate or reconsider the writ of possession. On June 21, 2004, the Company prevailed at the hearing. The Court vacated its prior order, in its entirety, that the Company immediately issue 7,100,592 shares.

       Accordingly, the Company did not account for the issuance of the shares.

FORM 10-QSB FOR FISCAL QUARTER ENDED DECEMBER 31, 2004

NOTE 5 - CHANGE IN PRIOR PERIOD, PAGE 13

31. COMMENT: We note that "during the audit of the Company's financial statements" an adjustment was made related to a sale of 15.7 million restricted shares of stock. With regard to this adjustment, tell us the following:

       a.     The  date  on  which  it was  determined  that an  adjustment  was required, the date you informed your shareholders and the date you presented revised financial statements for the periods that were affected;

       RESPONSE: The date on which it was determined that an adjustment was required was approximately August 1, 2004.

       b. The dates and amounts of the original transaction, including how the shares issued were valued, the business reason for issuing shares at a value below fair value and whether any consideration, in addition to cash, was received by the Company;

       RESPONSE: There were three similar transactions involving the sale of the Company's unregistered common stock at $0.01 per share:

              1. September 19, 2003 - 10,000,000 shares
              2. September 23, 2003 - 3,300,000 shares
              3. September 24, 2003 - 2,400,000 shares

       There was no additional consideration received by the Company other than cash in exchange for these shares of common stock. The shares were initially valued at the closing market price of the stock on the dates of the transactions, and the difference between the market price and the sales price was charged to operations. During the audit, this treatment was reconsidered, and the determination was made to make this accounting adjustment.

       c. Whether the adjustment is reflected in the audited financial statements and the quarterly information presented in the form 10-KSB for the year ended June 30, 2004 and any affected quarterly periods; and,

       RESPONSE: The adjustment is reflected in the audited financial statements for the year ended June 30, 2004 and the affected quarterly period.

       d. How your accounting for this error complies with the disclosure requirements of ABP 20.

       RESPONSE: The adjustment is reflected in the audited financial statements for the year ended June 30, 2004 and the affected quarterly period and the Company has met the requirements of paragraphs 36 and 37 of APB 20.

FORM 10-QSB FOR FISCAL QUARTER ENDED MARCH 31, 2005

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 5

32. COMMENT: We note that you have included $410,112 as the effect of a reverse split of your common stock as a supplemental disclosure item. Please tell us what this $410,112 represents and your accounting entries related to it.

       RESPONSE: The reverse stock split resulted in a decrease in the number of shares of common stock outstanding and a decrease in the aggregate par value of these shares. The entry above is a debit to Common Stock and a credit to Additional Paid-in Capital for this decrease in the aggregate par value of common stock outstanding.

33. COMMENT: Please tell us the nature of the $1.296 million deferred services you expensed and the accounting literature upon which you relied for your accounting treatment.

       RESPONSE:   The  Company  enters  into  various  consulting  and  service agreements for terms from 60 days to one year. The Company pays a combination of cash and the Company's common stock for these consulting and professional services . Compensation for future services was classified as deferred compensation.

NOTE 3 - COMMON STOCK, PAGE 11

34. COMMENT: Given the significant amount of equity transactions that occurred during the 2005 interim periods, please provide us with a detailed Statement of Stockholders' Equity for the nine months ended March 31, 2005.

       RESPONSE: The Registrant has provided the information in its financial statements for the year ended June 30, 2005 included in SEC Form 10KSB and respectfully requests not to have to amend its quarterly filing for this matter

35. COMMENT: Provide us with an analysis of the subscriptions receivable balance, including a description of each transaction and your associated accounting treatment.

       RESPONSE: From time to time, the Company has sold its restricted common stock to qualified investors which were exempt from registration. Occasionally there is a delay between the receipt of the capital and the subsequent issuance of the shares, which gives rise to stock subscription receivable at a discreet balance sheet date. As of June 30, 2005 , the Registrant had no stock subscription receivables.

36. COMMENT: Provide us with a schedule of all share cancellations to date, including the date the shares were issued and to whom, the value assigned to those shares, the date on which the shares were returned and cancelled and how you accounted for each issuance and subsequent return and cancellation. Refer to the authoritative accounting literature to support your accounting.

       RESPONSE: See Exhibit E.

ISSUANCE OF COMMON STOCK FOR SERVICES, PAGES 11 AND 12

37. COMMENT: For each issuance of common stock under Form S-8, tell us the name of the person or entity who received the shares, the specific nature of the services rendered, how those services have been valued and accounted for, and the period during which the services were, or are to be, performed. Tell us how your accounting complies with EITF 96-18.

       RESPONSE: All registered common shares issued under Form S-8 were valued in accordance with FAS 123, paragraph 8. We have enclosed a summary of each individual and non-corporate entity who is in receipt of shares under Form S-8. See Exhibit F.

RECOVERY OF SHARES ISSUED IN ERROR, PAGE 13

38. COMMENT: Tell us whether the 142,857 shares recovered represent a portion of the 4.6 million shares "issued in error" that you described in your Form 10-KSB. If not, please tell us the circumstances surrounding the issuance and recovery of these shares, including how you accounted for the transactions. Refer to the respective accounting literature to support your accounting.

       RESPONSE: In April 2003, we issued 142,857 shares (1,000,000 shares pre-split) to a consultant in exchange for services . This certificate was lost, and later re-issued. The original certificate was cancelled.

SHARES RECOVERED IN LEGAL SETTLEMENT, PAGE 13

39. COMMENT: Tell us the circumstances surrounding the issuance, dispute, recovery and cancellation of shares issued to a service provider. Your response should indicate how you accounted for each transaction and the accounting literature upon which your accounting is based. Tell us why it is appropriate for you to credit $350,000 to operations related to this settlement. In this regard, treasury stock transactions relate to the capital of the corporation and do not give rise to corporate profits or losses. Refer to ARB 43, Chapter 1.

       RESPONSE: During the year ended June 30, 2005, the Company recorded a non-recurring gain of $350,000 representing the recovery and cancellation of 714,286 shares (post reverse-split) of common stock that had been issued as compensation to its prior investment bankers. These shares were charged to operations when originally issued, and when recovered, the charge to operations was reversed.

STOCK ISSUANCES, PAGES 15 AND 16

40. COMMENT: Tell us the accounting basis for your use of a "stock options receivable" account. Explain the underlying facts and circumstances surrounding this transaction and why it is appropriate for you to record such a receivable.

       RESPONSE: The $50,000 cost of the option was charged to expense during the period ended June 30, 2005 (see response to comment 42).

41. COMMENT: Tell us how you valued the 1.5 million Series B preferred shares you issued to your officers. Tell us what period the related services are to be performed and your intended pattern of recognition of these amounts. Clarify whether the Series B Preferred stock is convertible and if so, how you determined and accounted for any beneficial conversion feature.

       RESPONSE: See response to comment 42.

RESULTS OF OPERATIONS

NON-CASH COMPENSATION, PAGE 20

42. COMMENT: Tell us the accounting basis for charging $5.7 million to operations during the three months ended March 31, 2005 when your disclosures elsewhere suggest that the related services are to be rendered through 2010. Describe for us the terms of the future service obligations and whether there are any provisions related to vesting or non-performance of these services. Tell us how your accounting for the stock and option issuances complies with APB 25.

       RESPONSE: During the year ended June 30, 2005, the Company granted options to purchase 2,500,000 shares of the Company's common stock at a price of $0.01 per share to Paul Egan and Ciaran Egan (options to purchase a total of 5,000,000 shares in the aggregate). The total intrinsic value of these options of $1,100,000 was charged to operations during the year ended June 30, 2005(6). These options were immediately exercised. The exercise price of $25,000 to each officer was forgiven during the year ended June 30, 2005 and was charged to compensation expense.

       During the year ended June 30, 2005, the Company granted restricted stock awards of 10,000,000 shares of the Company's common stock to Paul Egan and Ciaran Egan (a total of 20,000,000 shares in the aggregate). The fair value of these shares was determined as the closing price of the Company's common stock on the date of the grant, or $0.23 per share, and the amount of $4,600,000 was charge to operations during the year ended June 30, 2005.

---------------------------
6 APB 25, paragraphs 10-11

       During the year ended June 30, 2005, the Company agreed to issue 1,000,000 shares of its Series B preferred stock to its Paul Egan, and 500,000 shares of its Series B preferred stock to Ciaran Egan. Each share of Series B preferred stock is convertible into 12 shares of the Company's common stock. The fair value of these shares was determined as the closing price of the Company's common stock on the date of the grant, of $0.23 per share, and the amount of $4,140,000 was charged to operations and, included in accrued salaries as of June 30, 2005.

       Per the employment agreements dated August 2001, (and amended in 2004) the employee may be terminated for cause of good reason, as defined. There is no vesting tied to the issuance of the equity instruments.

GAIN ON EXTINGUISHMENT OF DEBT, PAGE 21

43. COMMENT: Tell us the circumstances surrounding the settlement of a dispute with a lender that resulted in your recognition of a gain on debt extinguishment. Provide us with a summary of your accounting for each step of the related transactions and the accounting literature that supports your accounting. Tell us how your accounting complies with SFAS No. 140.

       RESPONSE: Please see our response to Comment 24.

LEGAL PROCEEDINGS, PAGE 34

44. COMMENT: Tell us how you intend to account for each portion of the Sportingbet settlement reached on May 12, 2005 and the authoritative accounting literature upon which your intended accounting is based.

       RESPONSE: Pursuant to a stipulation of settlement dated as of May 12, 2005 the parties have agreed to settle the litigation on the following terms:

       (i) full mutual releases of all known and unknown claims that have been or could be asserted by both parties;

       (ii) the Company issued to Sportingbet a one-year term convertible note without interest in the amount of $650,000;

       (iii) the Company issued a warrant for 750,000 restricted shares of common stock, exercisable at $0.75 per shares for a three-year period; and

       (iv) the Company issued a warrant for 750,000 shares of common stock, exercisable at $1.00 for a five-year period.

       The note is convertible into the Company's common stock at the option of the Company beginning on the tenth day prior to the maturity date and ending on the tenth day after the maturity date of the note. The conversion price will be computed as the average of the daily closing prices for the Company's common stock for the 90 consecutive full trading days prior to the maturity date.

       The Company has accounted for the settlement in its financial statements filed with its Annual Report on SEC Form 10KSB for the year ended June 30, 2005.

45. COMMENT: Clarify whether any liabilities related to either the Sportingbet or Singhal matters are reflected in your March 31, 2005 financial statements. Tell us how you considered the requirements of SFAS No. 5, paragraph 8, in determining whether to record any such liability.

       RESPONSE: The Company did not record any liabilities related to the Sportingbet or Singh matter in its financial statements for the period ended March 31, 2005. As of the date of the financial statements, the Company believed it had meritorious defenses and was vigorously defending the claim by the Plaintiffs. Based upon the facts and circumstances as of the date of the financial statements, the Company did not believe the claim met both of the conditions for recognition of a loss contingency as required by FAS 5, paragraph 8. While the Company was negotiating a proposed settlement during this period, past experiences with the Plaintiff in agreeing to a binding settlement were elusive.

       Accordingly, the Company believes its policy of accounting for loss contingencies is reasonable and in accordance with U.S. generally accepted accounting principles.

       The Company acknowledges that:

       The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

       Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

       The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

       We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact me at 809.338.2001.


                                        Yours truly,


                                        FREESTAR TECHNOLOGY CORPORATION

                                        /s/ Paul Egan
                                        -----------------------------
                                        Paul Egan
                                        President

EXHIBIT A: Impair Analysis


SUMMARY:

                                                                                                                       Total
                                       6/30/2006      6/30/2007       6/30/2008    6/30/2009      6/30/2010           Return
                                     ------------------------------------------------------------------------    -----------------

Low Estimate
Ongoing Domestic Sales                 1,857,998      2,229,598       2,675,518    3,210,624       3,788,513
Cross Border Aquiring                    571,910      1,597,958       4,563,928   13,035,034      37,229,363
*Terminal Sales - FCC                    273,000        327,600         393,120      471,744         566,093
         *Transactional Revenue          730,000        876,000       1,051,200    1,261,440       1,513,728
Terminal Sales - Large merchant          250,000        375,000         500,000      625,000         750,000
         *Transactional Revenue          400,000      1,095,000       1,460,000    1,825,000       2,190,000
IP Gateway  Revenue                      180,000        270,000         360,000      450,000         540,000
                                     ------------------------------------------------------------------------
TOTAL                                  4,262,908      6,771,156      11,003,766   20,878,842      46,577,697
Probablility                                 60%            60%             60%          60%             60%
                                     ------------------------------------------------------------------------
Expected return                        1,114,799      1,337,759       1,605,311    1,926,374      27,946,618
                                     ------------------------------------------------------------------------

Medium Estimate
Ongoing Domestic Sales                 1,857,998      2,229,598       2,675,518    3,210,624       3,788,513
Cross Border Aquiring                    571,910      1,597,958       4,563,928   13,035,034      37,229,363
*Terminal Sales - FCC                    819,000      2,457,000       2,948,400    3,538,080       4,245,696
         *Transactional Revenue          600,000      8,400,000      10,080,000   12,096,000      14,515,200
Terminal Sales - Large merchant        1,250,000      4,000,000       7,300,000    8,760,000      10,512,000
         *Transactional Revenue        3,650,000      7,300,000       8,760,000   10,512,000      12,614,400
IP Gateway  Revenue                      225,000        900,000       1,800,000    2,700,000       3,600,000
                                     ------------------------------------------------------------------------
TOTAL                                  8,748,908     25,984,556      36,327,846   51,151,738      82,905,172
Probability                                  20%            20%             20%          20%             20%
                                     ------------------------------------------------------------------------
Expected return                        1,749,782      5,196,911       7,265,569   10,230,348      16,581,034
                                     ------------------------------------------------------------------------

High Estimate
Ongoing Domestic Sales                 1,857,998      2,229,598       2,675,518    3,210,624       3,788,513
Cross Border Aquiring                    571,910      1,597,958       4,563,928   13,035,034      37,229,363
*Terminal Sales - FCC                  1,092,000      1,638,000       1,965,600    2,358,720       2,830,464
         *Transactional Revenue          600,000      8,400,000      10,080,000   12,096,000      14,515,200
Terminal Sales - Large merchant        2,500,000      6,000,000       9,700,000   11,640,000      13,968,000
         *Transactional Revenue        3,695,000      7,390,000       8,922,000   10,706,400      12,847,680
IP Gateway  Revenue                      450,000      1,800,000       3,600,000    5,400,000      72,000,000
                                     ------------------------------------------------------------------------
TOTAL                                 10,766,908     29,055,556      41,507,046   58,446,778     157,179,220
Probability                                  20%            20%             20%          20%             20%
                                     ------------------------------------------------------------------------
Expected return                        2,153,382      5,811,111       8,301,409   11,689,356      31,435,844
                                     ------------------------------------------------------------------------

                                     ------------------------------------------------------------------------    -----------------
Total expected return                  5,017,962     12,345,781      17,172,289   23,846,078      75,963,496          134,345,606
                                     ========================================================================    =================

                                                                                                                 -----------------
Haircut 75%                            1,254,491      3,086,445       4,293,072    5,961,519      18,990,874           33,586,402
                                     ========================================================================    =================

                                                                                                                 -----------------
Haircut 50%                            2,508,981      6,172,891       8,586,145   11,923,039      37,981,748           67,172,803
                                     ========================================================================    =================

                                                                                                                 -----------------
Haircut 25%                            3,763,472      9,259,336      12,879,217   17,884,558      56,972,622          100,759,205
                                     ========================================================================    =================

Must add to 100%                            100%           100%            100%         100%            100%



LOW ESTIMATE:

                                                6/30/2006      6/30/2007      6/30/2008          6/30/2009             6/30/2010
                                          ---------------------------------------------------------------------------------------

Ongoing Domestic Sales                          1,857,998      2,229,598      2,675,518          3,210,624             3,788,513
Cross Border Aquiring                             571,910      1,597,958      4,563,928         13,035,034            37,229,363
*Terminal Sales - FCC                             273,000        327,600        393,120            471,744               566,093
         *Transactional Revenue                   730,000        876,000      1,051,200          1,261,440             1,513,728
Terminal Sales - Large merchant                   250,000        375,000        500,000            625,000               750,000
         *Transactional Revenue                   400,000      1,095,000      1,460,000          1,825,000             2,190,000
IP Gateway  Revenue                               180,000        270,000        360,000            450,000               540,000
                                          ---------------------------------------------------------------------------------------
Total                                           4,262,908      6,771,156     11,003,766         20,878,842            46,577,697


---------------------------
Terminal Sales FCC - In first quarter of 2006 1000 terminals will be deployed in Spain Terminal Sales FCC - Transactional Revenue - 1000 terminals at 10 cents per trxn at 20 trxns per day


MEDIUM ESTIMATE:


                                               6/30/2006      6/30/2007        6/30/2008          6/30/2009         6/30/2010
                                          ------------------------------------------------------------------------------------

Ongoing Domestic Sales                         1,857,998      2,229,598        2,675,518          3,210,624         3,788,513
Cross Border Aquiring                            571,910      1,597,958        4,563,928         13,035,034        37,229,363
*Terminal Sales                                  819,000      2,457,000        2,948,400          3,538,080         4,245,696
         *Transactional Revenue                  600,000      8,400,000       10,080,000         12,096,000        14,515,200
*Terminal Sales - Large merchant               1,250,000      4,000,000        7,300,000          8,760,000        10,512,000
         *Transactional Revenue                3,650,000      7,300,000        8,760,000         10,512,000        12,614,400
IP Gateway  Revenue                              225,000        900,000        1,800,000          2,700,000         3,600,000
                                          ------------------------------------------------------------------------------------
Total                                          8,973,908     26,884,556       38,127,846         53,851,738        86,505,172
                                          ------------------------------------------------------------------------------------

---------------------------
* Figures based on rollout of 1000 terminals in Spain in early 2006 and 6 million more by the end of 2006 early 2007 in seven other countries. Price of Terminals are 273 Euros each. Growth is expected at 20% thereafter with replacements. Transactions based on an average of 1 million transactions
initially  for  the  1000  terminals  per  month.   This  rises  to  7  million
transactions per month once all 7000 terminals are deployed. Expected 20% growth in transaction volume thereafetr Terminal Sales for Large merchants are spread out over 2 years. Initially 5000 are expected to be sold by year end 2006 and a further 15000 pinpads after that. From 2009 and 2010 it should be 20% increase on all terminals. Terminals are assumed to be sold at 250 Euros per terminal. Transactional Revenue is based on an average of 20 transactions per terminal per day (Industry average)


HIGH ESTIMATE:


                                             6/30/2006        6/30/2007          6/30/2008         6/30/2009        6/30/2010
                                       ---------------------------------------------------------------------------------------

Ongoing Domestic Sales                       1,857,998        2,229,598          2,675,518         3,210,624        3,788,513
Cross Border Aquiring                          571,910        1,597,958          4,563,928        13,035,034       37,229,363
*Terminal Sales - FCC                        1,092,000        1,638,000          1,965,600         2,358,720        2,830,464
         *Transactional Revenue                600,000        8,400,000         10,080,000        12,096,000       14,515,200
Terminal Sales - Large merchant              2,500,000        6,000,000          9,700,000        11,640,000       13,968,000
         *Transactional Revenue              3,695,000        7,390,000          8,922,000        10,706,400       12,847,680
IP Gateway  Revenue                            450,000        1,800,000          3,600,000         5,400,000       72,000,000
                                       ---------------------------------------------------------------------------------------
Total                                       10,766,908       29,055,556         41,507,046        58,446,778      157,179,220
                                       ---------------------------------------------------------------------------------------


EXHIBIT B: Purchase Price Table

                                           ----------------  -------------  --------------
                                                                             Allocated as
                                            June 30, 2003     Adjustments      Adjusted
                                           ----------------  -------------  --------------

Fair market value of Freestar stock         $    3,999,100                   $ 3,999,100
Cash paid to Heroya, less cash received             10,913                        10,913
                                           ----------------                 --------------
Purchase price                                   4,010,013                     4,010,013

Allocation of purchase price:
Accounts receivable                                160,208                       160,208
Other current assets                                10,973                        10,973
Property and equipment                              46,154                        46,154
Software                                           114,540                       114,540
Software license                                 2,719,500       (458,345)     2,261,155
Customer relationships and contracts                            1,967,204      1,967,204
Accounts payable and accrued liabilities          (518,572)                     (518,572)
Deferred revenue                                   (31,649)                      (31,649)
Goodwill                                         1,508,859     (1,508,859)            --
                                                                                      --
                                           ----------------                 --------------
Purchase price, net of cash received        $    4,010,013                   $ 4,010,013
                                           ================                 ==============

EXHIBIT C: Options/Warrants


 Name of entity to whom warrants                                       (Note A)
     or options were granted        Nature of services              Service Period                Date          # shares
                                   ---------------------------------------------------------------------------------------


Coffin Communications              Public Relations                 Not quantified              8/15/2001           7,143
Coffin Communications              Public Relations                 Not quantified              8/15/2001          28,571
eLite                              Financial Consulting             Not quantified              3/21/2001          25,000
eLite                              Financial Consulting             Not quantified              3/21/2001          10,714
eLite                              Financial Consulting             Not quantified              3/21/2001          10,714
eLite                              Financial Consulting             Not quantified              3/21/2001          10,714
vFinance                           Financial Consulting             Not quantified              3/25/2001          50,000
vFinance                           Financial Consulting             Not quantified              3/25/2001          50,000
Progress partners                  Financial Consulting             Not quantified             12/11/2002         642,857
first security                     Financial Consulting             Not quantified              3/11/2003         500,000
first security                     Financial Consulting             Not quantified              3/11/2003         500,000
Singhal                            Business development             Not quantified              2/13/2003         500,000
Vasquez                            Business development             Not quantified              3/13/2003          71,429
Singhal                            Financial Consulting             Not quantified              3/21/2003         428,571
Singhal                            Financial Consulting             Not quantified              3/21/2003         428,571
Tompkins                           Business development             Not quantified              4/25/2003         142,857
Danks                              Business development             Not quantified              4/29/2003          71,429
Danks                              Business development             Not quantified              5/15/2003          71,429
Cosentino                          Business development             Not quantified              5/15/2003          71,429
Danks                              Business development             Not quantified              6/3/2003           71,429
Cosentino                          Business development             Not quantified              6/11/2003          71,429
Danks                              Business development             Not quantified              7/1/2003          142,857
Cosentino                          Business development             Not quantified              7/1/2003          142,857
Danks                              Business development             Not quantified              7/14/2003         142,857
Vanderhoof                         Business development             Not quantified              7/28/2003         142,857
Danks                              Business development             Not quantified              7/28/2003         142,857
Danks                              Business development             Not quantified              8/7/2003          214,286
Vanderhoof                         Business development             Not quantified              8/7/2003          214,286
Danks                              Business development             Not quantified              9/25/2003         142,857
Friden                             Business development             Not quantified             11/19/2004       1,285,857
ACH                                Business development             Not quantified              11/6/2004         857,000


---------------------------
Note A: The Company has formed relationships with a number of consultants with relationships within the Company's industry. The Company compensates these consultants with stock options and warrants, though there is no specific service period documented.

EXHIBIT D: S-8 Shares 06.30.04



                                 Pre reverse-   Post reverse-
                                    split          split
        Name                       # Shares     # Shares     Issue Date     Nature of Services       Period of Service
------------------------------------------------------------------------------------------------------------------------------------

 Marc Tow                           540,000        77,143     07/10/02     Business Development      7/1/02 to 6/30/03
 Brian Faulkner                     540,000        77,143     07/10/02     Attorney - Legal          7/1/02 to 6/30/03
 Rauel Sanchez                       75,000        10,714     07/30/02     Business Development      7/1/02 to 11/30/02
 Jimmy Carter                       150,000        21,429     07/08/02     Business Development      7/8/02 to 7/8/03
 Paul Price                          30,000         4,286     07/25/02     Business Development      through 09/30/02
 Samuel Weiss                       750,000       107,143     08/07/02     Business Development      8/7/02 to 8/7/03
 Mgz Int'l, Michael Bax             250,000        35,714     08/08/02     Business Development      8/8/02 to 8/7/03
 Paul Price                         100,000        14,286     09/04/02     Business Development      through 09/30/02
 Tony Arrigoni                    8,000,000     1,142,857     11/29/02     Business Development      09/19/02 - 09/19/03
 Marc Siegle                      2,300,000       328,571     11/25/02     Financial consulting      11/13/02 - 11/13/03
 K.Shenkman (Allybrook Corp)      3,000,000       428,571     11/25/02     Financial consulting      11/18/02 - 11/18/03
 Tony Horrell                     1,000,000       142,857     11/29/02     Business Development      11/26/02 - 11/26/03
 Lars-Erik Bengtsson              1,000,000       142,857     11/29/02     Business Development      11/29/02 - 11/29/03
 Carl Magnus Hessel               1,000,000       142,857     11/29/02     Business Development      11/29/02 - 11/29/03
 Hans Turitz                      1,000,000       142,857     11/29/02     Business Development      11/290/2 - 11/29/03
 Phil Young                          50,000         7,143     11/29/02     Transfer Agent            As costs incurred
 Rothschild Bank (Designee}       2,000,000       285,714     11/29/02     Business Development      11/29/02 - 11/29/03
 Geanilda Vasquez                 1,000,000       142,857     12/13/02     Business Development      12/10/02 - 12/10/03
 Stanley Morris                     500,000        71,429     12/11/02     Attorney - Legal          As costs incurred
 Judy Mayer                         100,000        14,286     12/13/02     Business Development      As costs incurred
 Enmanuel Suero                     250,000        35,714     12/17/02     Business Development      12/16/02 - 12/16/03
 Paul Price                         100,000        14,286     12/16/02     Attorney - Legal          As costs incurred
 Stanley Morris                   1,000,000       142,857    4/14/2003     Attorney - Legal          As costs incurred
 Mark Thomkhins                     300,000        42,857    5/15/2003     Business Development      Term of service not quantified
 Marcelo Jorge Kochen               500,000        71,429    6/20/2003     Business Development      Term of service not quantified
 Melanie Sheridan                   100,000        14,286     6/4/2003     Business Development      Term of service not quantified
 Ovideo Fermin                      100,000        14,286    6/20/2004     Business Development      Term of service not quantified
 Phil Young                         100,000        14,286    6/24/2003     Transfer Agent Services   Term of service not quantified
 Add'l shares to H.Wyzisk           300,000        42,857     08/07/02     Business Development      07/01/02 - 06/30/03
 Marcelo Jorge Kochen             1,000,000       142,857     12/18/02     Business Development      11/26/02 - 11/26/03
 Brian Faulkner                     350,000        50,000     01/15/03     Attorney - Legal          through 06/30/03
 Anthony Lopresti                   150,000        21,429     01/27/03     Business Development      through 03/31/03
 Stanley Morris                     500,000        71,429     02/11/03     Attorney - Legal          As costs incurred
 Stanley Morris                   2,000,000       285,714     03/18/03     Attorney - Legal          As costs incurred
 Scott A B Gibson                    30,000         4,286     01/22/03     Business Development      01/22/03 - 04/22/03
 Bernard R. Schmitt                 200,000        28,571     01/22/03     Business Development      01/22/03 - 02/22/03
 Ernest Remo                        125,000        17,857     01/16/03     Financial consulting      01/23/03 - 01/23/04
 James DeOlden                       80,000        11,429     01/28/03     Attorney - Legal          As costs incurred
 Douglas Ashman                     250,000        35,714     02/06/03     Business Development      02/03/03 - 07/31/03
 Phil Young                          75,000        10,714     02/07/03     Transfer Agent Services   Through 03/31/03
 Rachel Glicksman                   778,646       111,235     02/22/03     Business Development      02/11/03 - 07/11/03
 Jack Burstein                      100,000        14,286     02/20/03     Business Development      02/12/03 - 02/12/04
 Ingha Guizzy                       250,000        35,714     02/28/03     Website Development       02/21/03 - 03/27/04
 Elexida Grullon                    500,000        71,429     03/28/03     Attorney - Legal          03/27/03 - 03/27/04
 Anthony LeCroix                    200,000        28,571     02/28/03     Business Development      02/28/03 - 02/28/04
 Helmut Wysizk                      150,000        21,429     03/26/03     Business Development      Term of service not quantified
 Geanilda Vasquez                   500,000        71,429     03/28/03     Business Development      Term of service not quantified
 Shelly Singhal                     100,000        14,286     02/14/03     Financial consulting      Term of service not quantified
 Shelly Singhal                     714,286       102,041     02/20/03     Financial consulting      Term of service not quantified
 Shelly Singhal                     714,286       102,041     02/24/03     Financial consulting      Term of service not quantified
 Shelly Singhal                     357,143        51,020     03/04/03     Financial consulting      Term of service not quantified
 Shelly Singhal                     600,000        85,714     03/11/03     Financial consulting      Term of service not quantified
 Shelly Singhal                     471,429        67,347     03/12/03     Financial consulting      Term of service not quantified
 Shelly Singhal                     542,857        77,551     03/18/03     Financial consulting      Term of service not quantified
 Shelly Singhal                     441,176        63,025     03/21/03     Financial consulting      Term of service not quantified
 Shelly Singhal                     441,176        63,025     03/21/03     Financial consulting      Term of service not quantified
 Shelly Singhal                     352,941        50,420     03/31/03     Financial consulting      Term of service not quantified
 Shelly Singhal                     352,941        50,420     03/31/03     Financial consulting      Term of service not quantified
 John Vasquez                       150,000        21,429     03/26/03     Business Development      Term of service not quantified
 John Vasquez                       150,000        21,429     03/26/03     Business Development      Term of service not quantified
 Shelly Singhall                     88,235        12,605    4/11/2003     Financial consulting      Term of service not quantified
 Shelly Singhall                     88,235        12,605    4/11/2003     Financial consulting      Term of service not quantified
 Shelly Singhall                    323,529        46,218    4/23/2003     Financial consulting      Term of service not quantified
 Shelly Singhall                    323,529        46,218    4/23/2003     Financial consulting      Term of service not quantified
 John Vasquez                       200,000        28,571    4/23/2003     Business Development      Term of service not quantified
 Mark Thomkhins                   1,000,000       142,857    4/28/2003     Business Development      Term of service not quantified
 Don Danks                          500,000        71,429     5/2/2003     Business Development      Term of service not quantified
 Don Danks                          500,000        71,429    5/19/2003     Business Development      Term of service not quantified
 Andrew J. Cosentino                500,000        71,429    5/15/2003     Business Development      Term of service not quantified
 Andrew J. Cosentino                500,000        71,429    6/11/2003     Business Development      Term of service not quantified
 Don Danks                          500,000        71,429    6/20/2003     Business Development      Term of service not quantified



                                 Pre reverse-   Post reverse-
                                  split            split
           Name                  # Shares       # Shares     Issue Date     Nature of Services       Period of Service
------------------------------------------------------------------------------------------------------------------------------------

 Stanley Morris                   1,000,000       142,857     7/23/03      Attorney - Legal          As costs incurred
 Brian Faulkner                   1,400,000       200,000     8/12/03      Attorney - Legal          through 06/30/04
 Eric Hopkins                       300,000        42,857      9/5/03      Accounting services       through 06/30/04
 Marc A. Tager                      200,000        28,571     9/16/03      Accounting services       As costs incurred
 Stanley Morris                   1,000,000       142,857     9/17/03      Attorney - Legal          07/01/03 -12/31/03
 Stanley Merdiweger               2,000,000       285,714     9/18/03      Business Development      09/18/03 - 09/17/04
 David  Ziruinikoff                 250,000        35,714     9/19/03      Business Development      09/19/03 - 09/18/04
 Phil Young                         200,000        28,571     9/24/03      Transfer agent fees       As costs incurred
 Eric Hopkins                       300,000        42,857    10/7/2003     Accounting services       Through 06/30/04
 Elexida Grullon                    500,000        71,429    10/9/2003     Business Development      through 03/27/04
 Geanilda Vasquez                   400,000        57,143    10/9/2003     Business Development      through 03/28/04
 Michael Pisani                   1,500,000       214,286    11/11/2003    Business Development      through 11/11/04
 Eric J. Hopkins                    350,000        50,000    12/15/2003    Accounting services       through 06/30/03
 Phil Young                         100,000        14,286     3/4/2004     Transfer agent fees       As costs incurred
 Stanley Morris                   1,000,000       142,857    4/23/2004     Attorney - Legal          As costs incurred
 Marc A. Tager                      150,000        21,429    4/26/2004     Accounting services       As costs incurred
 Stanley Morris                   1,000,000       142,857    6/17/2004     Attorney - Legal          As costs incurred
 Stanley Morris                   5,000,000       714,286    6/22/2004     Attorney - Legal          As costs incurred
 Phil Young                         100,000        14,286    01/13/2004    Transfer agent fees       As costs incurred
 Hugh Neil                          100,000        14,286    01/20/2004    Business Development      Term of service not quantified
 Marc A. Tager                       70,000        10,000    01/23/2004    Accounting services       Term of service not quantified
 Anthony LoPresti                    75,000        10,714    01/23/2004    Business Development      Term of service not quantified
 Ian Medad                          150,000        21,429    02/17/2004    Business Development      Term of service not quantified
 Stanley Morris                     300,000        42,857    02/18/2004    Attorney - Legal          As costs incurred
 Stanley Morris                     200,000        28,571    02/24/2004    Attorney - Legal          As costs incurred
 Michael Pisani                   1,500,000       214,286    10/14/2003    Business Development      Term of service not quantified
 Melanie Sheridan                   200,000        28,571    10/20/2003    Business Development      Term of service not quantified
 Marc A. Tager                      125,000        17,857    10/20/2003    Accounting services       As costs incurred
 Stanley Morris                     300,000        42,857    11/21/2003    Attorney - Legal          As costs incurred
 Marc A. Tager                       50,000         7,143    11/25/2003    Accounting services       As costs incurred
 Stanley Morris                     200,000        28,571    11/26/2003    Attorney - Legal          As costs incurred
 Stanley Merdinger                1,000,000       142,857    12/22/2003    Business Development      Term of service not quantified
 Marc A. Tager                       70,000        10,000    12/29/2003    Accounting services       As costs incurred
 Judy Mayer                          40,000         5,714    12/29/2003    Business Development      Term of service not quantified
 Hans Gunther Baumgartner           500,000        71,429    12/29/2003    Business Development      Term of service not quantified
 Brian F. Faulkner                  400,000        57,143      5/7/2004    Attorney - Legal          through 06/30/04
                              ----------------------------
                                 65,315,409     9,330,773
                              ============================


EXHIBIT E: Shares Cancelled


                                          Date
      Date                             Cancelled or       # shares       # shares
     Issued        Shareholder         Written-off        pre-split      post-split     Value
-------------------------------------------------------------------------------------------------

   August 2001      Dennis Johnson        August 2002      1,000,000       142,857       98,000
(B)                                       April 2002       6,667,000       952,429        6,667
   June 2002        NBC Novak             June 2002        8,000,000     1,142,857            -
   June 2002        Helmut Wyzisk         June 2002        1,800,000       257,143       83,077
   August 2002      Wildwood Capital      March 2003         400,000        57,143       19,600
   April 2003       Stanley Morris        April 2003       1,000,000       142,857      150,000

   December 2003    Hans Thuritz          March 2004       2,000,000       285,714        2,000
   December 2003    Nautilus Mgmt         March 2004      21,983,418     3,140,488    1,531,206

(A)December 2003    Nautilus Mgmt                          3,200,000       457,143      679,028
(A)February 2004    Brown Simpson                          5,183,418       740,488      752,000
(A)March 2004       ACH                   March 2004       3,600,000       514,286        3,600

(A)May 2004         Unicomp, Inc.         May 2004        10,000,000     1,428,571       10,000
   December 2002    John Repede           June 2004        1,000,000       142,857       13,000
   July 2003        Shelly Singhal        March 2005       5,000,000       714,286      350,000
   November 2002    Marcelo Kochen        July 2005        1,000,000       142,857       35,000
   May 2003         Marcelo Kochen        July 2005          500,000        71,429       52,500
   March 2003       Helmut Wyzisk         August 2005        150,000        21,429       17,850
   December 2003    Sandor Hantosi        July 2005        1,000,000       142,857      158,000



      Date
     Issued         Shareholder        When issued                                       When written off / Cancelled
------------------------------------------------------------------------------------------------------------------------------------

   August 2001      Dennis Johnson     Charged to operations                             Credited to operations
(B)                                                                                      Debited to common stock, credited to APIC
   June 2002        NBC Novak          Issued and cancelled same year, no entry
   June 2002        Helmut Wyzisk      Issued and cancelled same year, no entry
   August 2002      Wildwood Capital   Charged to operations                             Credited to operations
   April 2003       Stanley Morris     Charged to operations                             Credited to operations, debited to
                                                                                         share cancellation receivable
   December 2003    Hans Thuritz       Debit APIC, credit stock for par value            Debit stock, credit APIC for par value
   December 2003    Nautilus Mgmt      Debit investment in Transaxis                     Debit share cancellation receivable, credit
                                                                                         investment in Transaxis in Dec 2003
(A)December 2003    Nautilus Mgmt      Investment in Transaxis                           Charged to operations
(A)February 2004    Brown Simpson      Investment in Transaxis                           Charged to operations
(A)March 2004       ACH                Debit APIC, credit share cancellation             Charged to operations
                                       receivable for par value
(A)May 2004         Unicomp, Inc.      Debit APIC, credit common stock for par value
   December 2002    John Repede        Charged to operations                             Credited to operations
   July 2003        Shelly Singhal     Charged to operations                             Credited to operations
   November 2002    Marcelo Kochen     Charged to operations
   May 2003         Marcelo Kochen     Charged to operations
   March 2003       Helmut Wyzisk      Charged to operations
   December 2003    Sandor Hantosi     Charged to deferred compensation, $122,385        Credit operations for $122,385, credit
                                       amortized through cancellation date.              deferred compensation for $35,615.


---------------------------
  (A)  Shares  have  not  yet  been  recovered  from   shareholder   and  remain
       outstanding.

  (B)  See response to Comment 17 for a discussion of these shares.

EXHIBIT F: S-8 Shares 03.31.05



---------------------  --------------------------  ------------------------------------  ---------------  ------------------------
        Name               Nature of Services             Determination of Value         # Shares Post
                                                                                         Reverse-Split     Periodlof Service
=====================  ==========================  ====================================  ===============  ========================
Marc Tager             Accounting                  Market price on date of issuance             28,571    07.01.04 -  09.30.04
Brian Faulkner         Attorney - legal            Market price on date of issuance             71,429    07.01.04 -  09.30.04
Eric Hopkins           Accounting                  Market price on date of issuance             71,429    through 06.30.05
Eric Hopkins           Accounting                  Market price on date of issuance             71,429    through 06.30.05
SDS Paysafe            Business development        Market price on date of issuance            142,857    08.23.04 - 08.23.05
Stan Morris            Attorney - legal            Market price on date of issuance            200,000    through 03.31.05
Brian Faulkner         Attorney - legal            Market price on date of issuance            200,000    through 06.30.05
Stanley Morris         Attorney - legal            Market price on date of issuance            300,000    through 03.31.05
Brian Faulkner         Attorney - legal            Market price on date of issuance             85,715    through 06.30.05
Eric Hopkins           Accounting                  Market price on date of issuance             71,428    through 06.30.05
Stanley Morris         Attorney - legal            Market price on date of issuance            200,000    through 03.31.05
William Dedrick        Business development        Market price on date of issuance            350,000    02.09.05.- 02.09.05
Fotenic Pty Ltd.       Business development        Market price on date of issuance            350,000    02.19.05 - 02.19.06
Angel Pacheco          IT Consulting               Market price on date of issuance            250,000    06.20.05 - 06.20.08
Stanley C. Morris      Attorney - legal            Market price on date of issuance            250,000    through 03.31.05
Phil Young             Transfer Agent              Market price on date of issuance             50,000    through 03.31.05
---------------------  --------------------------  ------------------------------------  ---------------  ------------------------

                                                                                              2,450,000
                                                                                         ===============


---------------------  --------------------------------------------------------------
        Name
                                           Accounting
=====================  ==============================================================

Marc Tager             Charged to operations during quarter ended 09.30.04
Brian Faulkner         Charged to operations during quarter ended 09.30.04
Eric Hopkins           Charged to deferred compesnation, amortized through 06.30.05
Eric Hopkins           Charged to deferred compesnation, amortized through 06.30.05
SDS Paysafe            Charged to deferred compensation, amortized through 08.23.05
Stan Morris            Charged to operations during quarter ended 03.31.05
Brian Faulkner         Charged to deferred compesnation, amortized through 06.30.05
Stanley Morris         Charged to operations during quarter ended 03.31.05
Brian Faulkner         Charged to deferred compensation, amortized through 06.30.05
Eric Hopkins           Charged to deferred compensation, amortized through 06.30.05
Stanley Morris         Charged to operations during the quarter ended 03.31.05
William Dedrick        Charged to deferred compensation, amortized through 02.09.06
Fotenic Pty Ltd.       Charged to deferred compensation, amortized through02.19.06
Angel Pacheco          Charged to deferred compensation, amortized through 06.20.08
Stanley C. Morris      Charged to operations during the quarter ended 03.31.05
Phil Young             Charged to operations during the quarter ended 03.31.05
---------------------  --------------------------------------------------------------
